ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
November 21, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

dlw 11/27

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Financial Instruments and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on November 16, 2007 for the six-month period ended September 30, 2007 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
- 1. Changes in principal indicators of business operations, etc.
- 2. Substance of business
- 3. Related companies
- 4. Employees

II. Business operations
- 1. Summary of results of operations, etc.
- 2. Production, orders received and sales
- 3. Material business issues to be dealt with
- 4. Contracts material to operation of business
- 5. Research and development activities

III. Conditions of facilities
- 1. Conditions of principal facilities
- 2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
- 1. Information concerning shares, etc.
  - (1) Total number of shares, etc.
  - (2) Stock acquisition rights, etc.
  - (3) Rights plan
  - (4) Changes in number of issued shares and share capital
  - (5) Principal shareholders
  - (6) Voting rights
- 2. Changes in share price
- 3. Officers

V. Financial condition

1. Consolidated interim financial statements, etc.

   (1) Consolidated interim financial statements

   (2) Other matters

2. Non-consolidated interim financial statements, etc.

   (1) Non-consolidated interim financial statements

   (2) Other matters

VI. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and Kiba and Osaka offices of the Company for a certain period.

END